                                  EXHIBIT 99

                            NATIONWIDE CREDIT, INC.

                 RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

                         (Dollar amounts in thousands)

                                                           Quarter Ended March 31,
                                                         ---------------------------
                                                            2001             2000
                                                         Unaudited         Unaudited
                                                         ---------         ---------
   Net loss                                              $  (1,358)        $  (2,451)
   Add:  Depreciation and amortization                       3,020             2,804
         Provision for employee severance, office
                closure and other unusual charges                -               334
         Interest expense                                    3,601             3,487
         GAAP rent                                              35                31
                                                         ---------         ---------
   Adjusted EBITDA  (A)                                  $   5,298         $   4,205
                                                         =========         =========

Notes:

(A) Adjusted EBITDA is defined in the Company's credit agreement as earnings before interest, taxes, depreciation, amortization and certain unusual costs. Adjusted EBITDA excludes non-recurring expenses for which the Company will have no on-going cash requirements and certain other costs which the Company believes are unusual, largely non-recurring and which are expected to have no impact on the on-going operations of the Company. Adjusted EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. Not all companies calculate adjusted EBITDA in the same fashion and therefore may not be comparable to other similarly titled measures of other companies.